UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3
FOR APPLICATION FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

MORRIS PUBLISHING GROUP, LLC
MORRIS PUBLISHING FINANCE CO.
(Co-Issuers)
Athens Newspapers, LLC
Broadcaster Press, Inc.
Homer News, LLC
Log Cabin Democrat, LLC
The Oak Ridger, LLC
Southeastern Newspapers Company, LLC
The Sun Times, LLC
MPG Allegan Property, LLC
MPG Holland Property, LLC
Stauffer Communications, Inc.
Florida Publishing Company
Yankton Printing Company
Southwestern Newspapers Company, L.P.
(Guarantors)
(Name of applicant)

725 Broad Street, Augusta, Georgia 30901
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
Floating Rate Secured Notes due 2014	$100,000,000
Approximate date of proposed public offering:
As soon as possible after the effectiveness of this Application for Qualification

Name and address of agent for service:	With a copy to:
Steve K. Stone	Mark Burgreen
Chief Financial Officer	Hull Barrett, PC
Morris Publishing Group, LLC	801 Broad Street, Suite 700
725 Broad Street	Augusta, Georgia 30901
Augusta, Georgia 30901	(706) 722-4481
(706) 724-0851

THE APPLICANT HEREBY AMENDS THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL (I) THE 20TH DAY AFTER THE FILING OF AN AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS APPLICATION, OR (II) SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 307(C) OF THE ACT, MAY DETERMINE UPON THE WRITTEN REQUEST OF THE APPLICANT.

GENERAL
AFFILIATIONS
MANAGEMENT AND CONTROL
UNDERWRITERS
CAPITAL SECURITIES
INDENTURE SECURITIES
SIGNATURE
EXHIBIT INDEX
EX-99.T3A.3
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EX-99.T3A.9
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EX-99.T3A.12
EX-99.T3A.13
EX-99.T3A.14
EX-99.T3A.15
EX-99.T3B.3
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EX-99.T3B.6
EX-99.T3B.7
EX-99.T3B.8
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EX-99.T3B.12
EX-99.T3B.13
EX-99.T3B.14
EX-99.T3B.15
EX-99.T3C
EX-99.T3E.1
EX-99.T3E.2
EX-99.T3E.3
EX-99.T3E.4
EX-99.T3E.5
EX-99.T3E.6
EX-99.T3E.7
EX-99.T3F
EX-25.1

GENERAL
1.	General Information.

(a)	The co-issuers (the “Co-Issuers”) of the New Notes (as defined below) will be Morris Publishing Group, LLC (“Morris Publishing”), which is a limited liability company, and Morris Publishing Finance Co. (“Morris Finance”), which is a corporation. The following subsidiaries of Morris Publishing will be guarantors (the “Guarantors”) of the New Notes: (i) Athens Newspapers, LLC, Homer News, LLC, Log Cabin Democrat, LLC, The Oak Ridger, LLC, Southeastern Newspapers Company, LLC, The Sun Times LLC, MPG Allegan Property, LLC, MPG Holland Property, LLC, each of which is a limited liability company, (ii) Broadcaster Press, Inc., Stauffer Communications, Inc., Florida Publishing Company and Yankton Printing Company, each of which is a corporation, and (iii) Southwestern Newspapers Company, L.P., which is a limited partnership. The Co-Issuers and the Guarantors are referred to collectively as the “Applicants.”

(b)	Morris Publishing is incorporated under the laws of the State of Georgia. Morris Finance is incorporated under the laws of the State of Georgia. Athens Newspapers, LLC, Homer News, LLC, Log Cabin Democrat, LLC, Southeastern Newspapers Company, LLC, The Sun Times, LLC, MPG Allegan Property, LLC, and MPG Holland Property, LLC are organized under the laws of the State of Georgia. Broadcaster Press, Inc. and Yankton Printing Company are incorporated under the laws of the State of South Dakota. The Oak Ridger, LLC is organized under the laws of the State of Tennessee. Florida Publishing Company is incorporated under the laws of the State of Florida. Stauffer Communications, Inc. is incorporated under the laws of the State of Delaware. Southwestern Newspapers Company, L.P. is organized under the laws of the State of Texas.

2.	Securities Act Exemption Applicable.
     The Co-Issuers plan to offer to exchange $100 million principal amount of Floating Rate Secured Notes due 2014 (the “New Notes”) for all of the Co-Issuers’ outstanding 7% Senior Subordinated Notes due 2013 (the “Outstanding Notes”), including accrued and unpaid interest on the Outstanding Notes, upon the terms and subject to the conditions set forth in the Offering Memorandum and Disclosure Statement for Solicitation of Acceptances of a Prepackaged Plan of Reorganization, dated December 14, 2009, attached hereto as Exhibit T3E.1(the “Offering Memorandum”), the accompanying Letter of Transmittal, Ballot and related offer materials (as amended and supplemented from time to time, the “Offer Documents”). The exchange of New Notes for Outstanding Notes is referred to herein as the “Exchange.”
     The New Notes and related guarantees (the “Guarantees”) will be governed by the indenture (the “Indenture”) to be qualified under this Application for Qualification on Form T-3 (this “Application”). No New Notes or Guarantees will be issued before the effective date of this Application.
     The Co-Issuers intend to rely on Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), to exempt the New Notes from the registration requirements of the Securities Act, based upon the following facts:
•	The New Notes will be offered by the Co-Issuers to their existing security holders exclusively and solely in exchange for the Outstanding Notes.

•	There have not been and will not be any sales of securities of the same class by any of the Applicants or by or through an underwriter at or about the same time as the Exchange for which the exemption is claimed.

•	None of the Applicants has paid or given, and none of them will pay or give, directly or indirectly, any commission or remuneration to any broker, dealer, salesman, agent or other person for soliciting tenders in the Exchange. To the extent solicitations are undertaken by the Applicants’ officers and regular employees, such officers and regular employees will not receive additional compensation for making such solicitations.

•	No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for the New Notes to be issued to holders of Outstanding Notes in connection with and as part of the terms of the Exchange, the engagement of Wilmington Trust FSB, as trustee (the “Trustee”) and collateral agent under the Indenture and exchange agent in the Exchange, payment of an advisory fee to Lazard Freres & Co. LLC, payments of the fees and expenses of the Co-Issuers’ legal advisors and payment by the Co-Issuers of the fees of the legal advisor and financial advisor to the ad hoc committee of holders of approximately $226 million in aggregate principal amount of the Old Notes.

•	No holder of Outstanding Notes has made or will be requested to make any cash payment in connection with the Exchange other than (a) the payment of any applicable taxes, or (b) if a holder of Outstanding Notes tenders its Outstanding Notes through its broker, dealer, commercial bank, trust company or other institution, any applicable fees or commissions payable to such broker, dealer, commercial bank, trust company or other institution.
     In addition, in the event that the New Notes and Guarantees are issued pursuant to the prepackaged plan of reorganization, the terms of which are contained in the Offering Memorandum, the Applicants intend to rely on the exemption from registration under the Securities Act by reason of the applicability of Bankruptcy Code section 1145(a).
AFFILIATIONS
3.	Affiliates.
     The following list sets forth the affiliates of the Co-Issuers and Guarantors as of the date of this Application:

			Percentage of
			Voting Securities
Name of Affiliate	Jurisdiction	Owner	Owned
Morris Publishing Group, LLC	Georgia	MPG Newspaper Holding, LLC	100.0%
MPG Newspaper Holding, LLC	Georgia	Shivers Trading & Operating Company	100.0%
Shivers Trading & Operating Company	Georgia	Questo, Inc.	100.0%
Questo, Inc.	Georgia	Mr. and Mrs. William S. Morris III	50.6%
Athens Newspapers, LLC	Georgia	Morris Publishing Group, LLC	100.0%
Broadcaster Press, Inc.	South Dakota	Morris Publishing Group, LLC	100.0%
Florida Publishing Company	Florida	Morris Publishing Group, LLC	100.0%
Homer News, LLC	Georgia	Morris Publishing Group, LLC	100.0%
Log Cabin Democrat, LLC	Georgia	Morris Publishing Group, LLC	100.0%
Morris Publishing Finance Co.	Georgia	Morris Publishing Group, LLC	100.0%
MPG Allegan Property, LLC	Georgia	Morris Publishing Group, LLC	100.0%
MPG Holland Property, LLC	Georgia	Morris Publishing Group, LLC	100.0%
Southeastern Newspapers Company, LLC	Georgia	Morris Publishing Group, LLC	100.0%
Southwestern Newspapers Company, L.P.	Texas	Morris Publishing Group, LLC / Yankton Printing Company	5.0%/95.0%
Stauffer Communications Inc.	Delaware	Morris Publishing Group, LLC	100.0%
The Oak Ridger, LLC	Tennessee	Morris Publishing Group, LLC	100.0%
The Sun Times, LLC	Georgia	Morris Publishing Group, LLC	100.0%
Yankton Printing Company	South Dakota	Morris Publishing Group, LLC	100.0%
1210 Southwest Executive Drive, LLC	Georgia	MCC Radio Properties, LLC	100.0%
635 Broad Investment Co., LLC	Georgia	Shivers Lending, LLC	100.0%
ADC Preferred Holdings, Inc.	Georgia	Shivers Lending, LLC	100.0%
Augusta Entertainment, LLC	Georgia	Shivers Hockey Investment, LLC	50.0%
Best Read Guides Franchise Company, LLC	Delaware	Morris Visitor Publications, LLC	100.0%
Cain Plantation, LLC	Georgia	Shivers Farms, LLC	100.0%
Compass Maps Limited	Great Britain	Pesto, Inc.	100.0%
Cranbrook Enterprises, LTD.	Great Britain	ADC Preferred Holdings, Inc.	100.0%
Footprint Books Limited	Great Britain	Footprint Handbooks Limited	100.0%
Footprint Handbooks Limited	Great Britain	Morris Publications Limited	100.0%
France Brochure Systems, SAS	France	Shivers Lending, LLC	100.0%
Guest Informant of NY, LLC	Georgia	In New York, LLC	100.0%
HIJ, Inc.	British Virgin Islands	Morris Communications Holding Company, LLC	100.0%
Hippodrome, LLC	Georgia	MCC Events, LLC	100.0%
Icon Travel Media, Inc.	Delaware	Compass Maps Limited	100.0%
In New York, LLC	Georgia	Morris Visitor Publications, LLC	72.5%
Lionglen, Ltd	Great Britain	MVP Global, LLC	100.0%
MCC Cutter Court, LLC	Georgia	Morris Communications Company, LLC	100.0%

			Percentage of
			Voting Securities
Name of Affiliate	Jurisdiction	Owner	Owned
MCC Events, LLC	Georgia	Morris Communications Company, LLC	100.0%
MCC Harbour Condo, LLC	Georgia	Morris Communications Company, LLC	100.0%
MCC Magazines, LLC	Georgia	Morris Communications Company, LLC	100.0%
MCC Outdoor Holding, LLC	Georgia	Morris Communications Company, LLC	100.0%
MCC Radio Properties, LLC	Georgia	Pesto, Inc.	100.0%
MCC Radio, LLC	Georgia	Morris Communications Company, LLC	100.0%
MFLP Palm Springs, LLC	Georgia	MCC Radio Properties, LLC	100.0%
Milhaven Company, Inc.	Georgia	Shivers Farms, LLC	100.0%
Mills Tract, LLC	Georgia	Shivers Farms, LLC	100.0%
Morris Air, LLC	Georgia	Morris Communications Company, LLC	100.0%
Morris Book Publishing, LLC	Georgia	Morris Communications Company, LLC	100.0%
Morris Broadband, LLC	Georgia	Shivers Communications Corporation	100.0%
Morris Communications Company, LLC	Georgia	Morris Communications Holding Company, LLC	100.0%
Morris Communications Group, LLC	Georgia	Shivers Lending, LLC	100.0%
Morris Communications Holding Company, LLC	Georgia	Pesto, Inc.	100.0%
Morris Communications Media Group, Inc.	Georgia	Pesto, Inc.	100.0%
Morris Digital Works, LLC	Georgia	Morris Communications Company, LLC	100.0%
Morris Magazines LTD.	Great Britain	Morris Visitor Publications, LLC	100.0%
Morris Publications Limited	Great Britain	Morris Book Publishing, LLC	100.0%
Morris U.K. LTD.	Great Britain	Morris Magazines LTD.	100.0%
Morris Visitor Publications, LLC	Georgia	Morris Communications Company, LLC	100.0%
MPG Revolver Holdings, LLC	Georgia	Shivers Communications Corporation	100.0%
MStar Solutions, LLC	Georgia	Morris Communications Company, LLC	100.0%
MVP France, LLC	Georgia	Morris Visitor Publications, LLC	100.0%
MVP Global, LLC	Georgia	Morris Visitor Publications, LLC	100.0%
MVP Publications, LLC	US Virgin Islands	Morris Visitor Publications, LLC	100.0%
Pesto, Inc.	Georgia	Questo, Inc.	100.0%
Riviera Radio, S.A.M.	Monaco	HIJ, Inc.	100.0%
Sanders Tract, LLC	Georgia	Shivers Farms, LLC	100.0%
Shivers Communications Corporation	Georgia	Shivers Investments, LLC	100.0%
Shivers Farms, LLC	Georgia	Pesto, Inc.	100.0%
Shivers Hockey Investment, LLC	Georgia	Shivers Lending, LLC	100.0%
Shivers Investments, LLC	Georgia	Morris Communications Holding Company, LLC	100.0%
Shivers Lending, LLC	Georgia	Pesto, Inc.	100.0%
State Street Snacks, LLC	Georgia	Shivers Farms, LLC	63.0%
The Lyons Press, Inc.	Delaware	Morris Book Publishing, LLC	100.0%
The Map Group, Inc.	Massachusetts	Morris Visitor Publications, LLC	100.0%
Trade and Travel Publications Limited	Great Britain	Footprint Handbooks Limited	100.0%
Wade Plantation, LLC	Georgia	Shivers Farms, LLC	100.0%
Where Hong Kong	Hong Kong	MVP Global, LLC	70.0%
Where New York, LLC	Georgia	In New York, LLC	100.0%
Where Paris, SNC	France	MVP Global, LLC / MVP France, LLC	95.0%/5.0%
Where Singapore	Singapore	MVP Global, LLC	70.0%
     Upon consummation of the Exchange and the completion of the plan of reorganization described in the Offering Memorandum, the organization structure set forth above will remain the same.
     For purposes of this Application only, the Co-Issuers’ directors and executive officers may be deemed to be “affiliates” of the Co-Issuers. See Item 4 “Directors and Executive Officers” for a list of the Co-Issuers’ directors and executive officers, which is incorporated herein by reference.

MANAGEMENT AND CONTROL
4.	Directors and Executive Officers.
     Set forth below are the names and all offices of all directors and executive officers of each of the Applicants and all persons chosen to become directors or executive officers. The mailing address for each director and executive officer is c/o Morris Publishing Group, LLC, 725 Broad Street, August, Georgia 30901.

Name	Office(s)

William S. Morris III	Chairman of the Board of Directors

William S. Morris IV	Chief Executive Officer, President and Director

Craig S. Mitchell	Director, Senior Vice President — Finance, Secretary and Treasurer

James C. Currow	Executive Vice President — Newspapers

Steve K. Stone	Senior Vice President — Chief Financial Officer

Susie Morris Baker	Director

J. Tyler Morris	Director

Mary E. Morris	Director
5.	Principal Owners of Voting Securities.
     The ownership structure of the Applicants is set forth in Section 3 hereof.

Percentage
of Voting
Name and Complete		Amount	Securities
Mailing Address	Title of Class Owned	Owned	Owned(1)

UNDERWRITERS
6.	Underwriters.

(a)	No person, within three years prior to the date of filing this Application, has acted as an underwriter of any of the Applicants’ securities.

(b)	The New Notes will be exchanged for Outstanding Notes without the assistance of an underwriter.
CAPITAL SECURITIES
7.	Capitalization.

(a)	As of the date of this Application, the Co-Issuers and the other Applicants had the following securities authorized and outstanding:

Title of Class	Amount Authorized	Amount Outstanding
7% Senior Subordinated Notes due 2013 of the Co-Issuers	$300,000,000.00	$278,478,000.00
Membership Interests of Morris Publishing	100%	100%
Common Stock, no par value, of Morris Finance	1,000	100
Membership Interests of Athens Newspapers, LLC	100%	100%
Common Stock, $1,000.00 par value per share, of Broadcaster Press, Inc.	150	1
Membership Interests of Homer News, LLC	100%	100%
Membership Interests of Log Cabin Democrat, LLC	100%	100%
Membership Interests of The Oak Ridger, LLC	100%	100%
Membership Interests of Southeastern Newspapers Company, LLC	100%	100%
Membership Interests of The Sun Times, LLC	100%	100%
Membership Interests of MPG Allegan Property, LLC	100%	100%
Membership Interests of MPG Holland Property, LLC	100%	100%
Stock, no par value per share, of Stauffer Communications, Inc.	1,000	100
Common Stock, no par value per share, of Florida Publishing Company	10,000	1,000
Common Stock, $100.00 par value per share, of Yankton Printing Company	1,000	500
Partnership Interests of Southwestern Newspapers Company, L.P.	100%	100%
     Following the Exchange, the capitalization set forth in the above table shall remain unchanged, except that (i) the amount outstanding of Outstanding Notes or related guarantees will be lower to the extent that holders of the Outstanding Notes exchange their Outstanding Notes for New Notes, and (ii) the Co-Issuers will have authorized and outstanding $100,000,000 aggregate principal amount of New Notes.
(b)	Holders of common stock are entitled to one vote at all meetings of stockholders for each share registered in such holder’s name. Holders of Membership Interests are entitled to one vote per each interest registered in such holder’s name.
INDENTURE SECURITIES
8.	Analysis of Indenture Provisions.
     The New Notes will be issued under the Indenture to be entered into among Morris Publishing, Morris Finance, the Guarantors and the Trustee. The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the Indenture, which is filed as Exhibit T3C hereto and incorporated herein by reference. As of the date of this Application, the parties have not entered into the Indenture and the terms of the Indenture remain subject to change prior to its execution. Capitalized terms used but not defined herein have the meanings assigned to them in the Indenture.
(a)	Events of Default; Withholding of Notice

Each of the following will be an “Event of Default under the Indenture:
(1)	failure to pay interest on any New Notes when due, which failure continues for a period of 30 days;

(2)	failure to pay the principal on any New Notes when due, whether at maturity, upon redemption, in connection with a repurchase or otherwise;

(3)	failure to comply with the provisions described in the Offering Memorandum under the captions “Description of the New Notes — Redemptions and Repurchases — Repurchase upon a Change of Control,” “Description of the New Notes — Certain Covenants — Limitations on Asset Sales,” “Description of the New Notes — Redemptions and Repurchases — Repurchase upon Event of Loss” or “Description of the New Notes — Certain Covenants — Merger, Consolidation and Sale of Assets;”

(4)	failure to comply with any of the other agreements in the Indenture, which failure continues for 30 days after receipt of notice to Morris Publishing from the Trustee or holders of at least 25% of the outstanding principal amount of the New Notes;

(5)	failure to pay at final maturity (subject to any grace periods and extensions) the stated principal amount of any Indebtedness of Morris Publishing or its Restricted Subsidiaries, or the acceleration of the final maturity of any such Indebtedness which is not cured within 20 days after receipt of notice of such acceleration, if the aggregate principal amount of such Indebtedness is either (A) $5 million or more or (B) when aggregated with the principal amount of any other such Indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated (in each case, with respect to which the 20-day period described above has elapsed), $10 million or more at any time;

(6)	the rendering of one or more final judgments against Morris Publishing or any of its Restricted Subsidiaries in an aggregate amount in excess of $10 million which remain undischarged, unpaid or unstayed for a period of 60 days after the date on which the right to appeal has expired;

(7)	any Guarantee of a Significant Subsidiary ceases to be in full force and effect, is declared to be null and void and unenforceable or is found to be invalid, or any Guarantor that is a Significant Subsidiary denies its liability under its Guarantee (other than by reason of its release in accordance with the terms of the Indenture);

(8)	the actual or asserted invalidity or impairment of any material provision in the Indenture, the New Notes or the Security Documents;

(9)	the Liens created by the Security Documents at any time do not constitute valid and perfected Liens on the Collateral intended to be covered thereby in favor of the Collateral Agent, free and clear of all other Liens other than Liens permitted under the Indenture or the Security Documents, or any Security Document with respect to the New Notes is terminated or ceases to be in full force and effect prior to its expiration, or the enforceability of any Security Document is contested by Morris Publishing, Morris Publishing Finance or any Guarantor;

(10)	the interest rate payable on the Refinanced Debt exceeds LIBOR plus 970 basis points;

(11)	any Affiliate of Morris Publishing becomes a lender under the Tranche A Loan;

(12)	certain events of bankruptcy or insolvency described in the Indenture with respect to a Co-Issuer or any Significant Subsidiary of Morris Publishing; and

(13)	any Co-Issuer or Restricted Subsidiary makes a payment of cash interest or principal on the Tranche B Loan or acquires for cash any portion of the Tranche B Loan prior to the payment in full in cash of the principal and accrued and unpaid interest on the New Notes, except as expressly permitted under the Indenture.
     If an Event of Default described in the clause (12) above occurs and is continuing, then the principal amount of, and the accrued and unpaid interest and premium on, all outstanding New Notes will automatically become immediately due and payable. If any other Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding New Notes may declare the principal amount of, and the accrued and unpaid interest on, all of the outstanding New Notes to be due and payable, except that if there are any amounts outstanding under the Tranche A Loan or the Refinanced Debt, the New Notes will not become due and payable for five business days (and only then will become due and payable if the Event of Default is continuing), unless the Tranche A Loan or the Refinanced Debt, as applicable, is accelerated prior to this time.
     Subject to certain limitations, holders of a majority in aggregate principal amount of the outstanding New Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee.
     If a Default or Event of Default occurs and is continuing, the Trustee shall mail to each holder of New Notes a notice of the Default or Event of Default known to it within 90 days after it occurs. The Trustee may withhold from holders of New Notes notice of any Default or Event of Default if it determines in good faith that withholding notice is in their interest, except in the case of a Default relating to payment on the New Notes (including pursuant to any mandatory repurchase provision of the Indenture).
(b) Authentication and Delivery of the New Notes; Use of Proceeds
     Two Officers of each of the Co-Issuers shall sign the New Notes by manual or facsimile signature. If an Officer of Morris Publishing whose signature is on a New Note no longer holds that office at the time a New Note is authenticated, the New Note shall nevertheless be valid. A New Note shall not be valid until authenticated by the manual signature of the Trustee, which shall be conclusive evidence that the New Note has been authenticated under the Indenture.
     The Trustee shall authenticate New Notes for original issue on the Issue Date in an aggregate principal amount not to exceed $100.0 million. The Trustee shall act as the original authenticating agent. Thereafter, the Trustee may appoint an authenticating agent acceptable to the Co-Issuers to authenticate New Notes.
     Because the New Notes are being issued in exchange for the Outstanding Notes, there will be no proceeds (and therefore no application of proceeds) from the issuance of the New Notes.
(c) Release and Substitution of Any Property Subject to the Lien of the Indenture
     Collateral may be released from the Lien and security interest created by the Security Documents, which will be executed on the date of original issuance of the New Notes, at any time or from time to time in accordance with the Indenture, the Intercreditor Agreement and the Security Documents. The release of any Collateral from the terms of the Indenture, the Intercreditor Agreement and the Security Documents shall not be deemed to impair the security under the Indenture in contravention of the provisions of the Indenture to the extent the Collateral is released pursuant to the terms of the Security Documents, the Indenture and the Intercreditor Agreement.
     The Collateral Agent shall release all liens held for the benefit of the holders of the New Notes in accordance with the terms of the Intercreditor Agreement upon the full and final payment and performance of all Obligations of the Co-Issuers and Guarantors under the Indenture, the New Notes and the Guarantees or in connection with the discharge of all Obligations (other than certain Obligations that expressly survive) under the Indenture, the Guarantees and the New Notes as described in the Offering Memorandum under the captions “Description of the New Notes — Satisfaction and Discharge” and “Description of the New Notes — Legal Defeasance and Covenant Defeasance” (including a release of a Guarantee of a Guarantor or the designation of a Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the terms of the Indenture). In addition, subject to the terms of the Intercreditor Agreement, upon the request of Morris Publishing, the Collateral Agent shall release Collateral that is sold, conveyed or disposed of in compliance with the provisions of the Indenture, so long as Morris Publishing applies the Net Cash Proceeds from any Asset Sale in accordance with the Indenture.
     To the extent applicable, the Co-Issuers shall comply with TIA Section 314(d) relating to the release of property from the Lien and security interest of the Security Documents. Any certificate or opinion required by TIA Section 314(d) may be made by an Officer of Morris Publishing, except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person shall be an independent engineer, appraiser or other expert selected or approved by the Co-Issuers in the exercise of reasonable care.
     Prior to any proposed release of Collateral, the Co-Issuers shall furnish to the Trustee all documents required by TIA Section 314(d) and an Opinion of Counsel to the effect that such documents constitute all documents required by TIA Section 314(d). Notwithstanding anything to the contrary in the Indenture, the Co-Issuers shall not be required to comply with TIA Section 314(d) if they determine, in good faith based on advice of counsel, that all or any portion of TIA Section 314(d) is inapplicable to one or a series of releases of Collateral or the SEC will not take any action against the Co-Issuers for failure to comply with, or that the Co-Issuers are exempt from, all or any portion of TIA Section 314(d).
(d) Satisfaction and Discharge
     This Indenture will be discharged and will cease to be of further effect (except as set forth below) and the Trustee, at the expense of the Co-Issuers, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture when:
(1)	either:
(a)	all New Notes that have been authenticated and delivered (except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Co-Issuers and thereafter repaid to the Co-Issuers or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b)	all New Notes that have not been delivered to the Trustee for cancellation (i) have become due and payable or (ii) will become due and payable within one year, or are to be called for redemption within one year, and

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the Co-Issuers have irrevocably deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the New Notes that have not been delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the New Notes to the date of deposit together with irrevocable instructions from the Co-Issuers directing the Trustee to apply such funds to the payment of the New Notes at maturity or redemption, as the case may be;
(2)	the Co-Issuers have paid all other sums payable under the Indenture by Morris Publishing; and
(3)	the Co-Issuers have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of this Indenture have been complied with.
(e)	Evidence Required to be Furnished by the Co-Issuers upon the Indenture Securities to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture
     Within 120 days after the end of each fiscal year, the Co-Issuers shall deliver to the Trustee a certificate signed by their principal executive officers, principal financial officers or principal accounting officers stating that a review of the activities of the Co-Issuers and the Guarantors and of their performance under the Indenture during such year has been made under his or her supervision and that, to the best of his or her knowledge, based on such review (1) the Co-Issuers and the Guarantors have complied with the conditions, covenants and other terms of the Indenture in all material respects, or, if there has been a Default or Event of Default, describing each such Default or Event of Default known to him or her; (2) no such event has occurred and is continuing which would prohibit the Co-Issuers from making payments on account of the principal of or interest on the New Notes, or, if there has been such an event, describing such event and (3) the Co-Issuers and the Guarantors have complied in all material respects with all applicable laws and Environmental Laws, or, if there has been a material violation of such laws, describing each such violation.
     Within 50 days after the end of each of the first three fiscal quarters and within 105 days after the end of the fourth fiscal quarter, Morris Publishing shall deliver to the Trustee an Officers’ Certificate certifying that no Default or Event of Default under the Indenture exists, or, if any Default or Event of Default under the Indenture exists, specifying the nature and extent of such Default or Event of Default. Morris Publishing’s independent public accountants will also certify, on a yearly basis, that, in making the examination necessary to certify the year-end financial statements delivered to holders of New Notes under the Indenture, nothing has come to their attention that would lead them to believe that any of the Co-Issuers or Guarantors has violated its covenants under the Indenture, or, if any such violation has occurred, specifying the nature and period of existence of the violation.
     Additionally, Morris Publishing shall provide a statement to the Trustee upon becoming aware of any Default or Event of Default.
     Upon request to the Trustee to take any action under any provision of the Indenture, the Co-Issuers and/or the Guarantors generally will furnish to the Trustee (1) an Officers’ Certificate stating that all conditions precedent and covenants, if any, related to the proposed action have been satisfied and (2) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.
9.	Other Obligors.
None.
Contents of Application for Qualification
This application for qualification comprises:
(a)	pages numbered 1 to 19, consecutively;

(b)	the statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture (included as Exhibit 25.1 hereto); and

(c)	the following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

Exhibit
Number	Description
Exhibit T3A.1	Articles of Organization of Morris Publishing, LLC, as amended (incorporated by reference to Exhibit 3.1 to the Form 8-K of Morris Publishing filed with the SEC on December 14 2009)

Exhibit T3A.2	Articles of Incorporation of Morris Finance (incorporated by reference to Exhibit 3.3 in the Registration Statement on Form S-4 of Morris Publishing and Morris Finance filed with the SEC on January 26, 2004)

Exhibit T3A.3*	Certificate of Election of Athens Newspapers, Inc. to Become a Limited Liability Company and Articles of Organization of Athens Newspapers, LLC

Exhibit T3A.4*	Certificate of Incorporation of Broadcaster Press, Inc.

Exhibit T3A.5*	Articles of Organization of Homer News, LLC, as amended

Exhibit T3A.6*	Articles of Organization of Log Cabin Democrat, LLC, as amended

Exhibit T3A.7*	Articles of Organization (Limited Liability Company) of The Oak Ridger, LLC

Exhibit T3A.8*	Certificate of Election of Southeastern Newspapers Corporation to Become a Limited Liability Company and Articles of Organization of Southeastern Newspapers Company, LLC

Exhibit T3A.9*	Articles of Organization of The Sun Times, LLC, as amended

Exhibit T3A.10*	Articles of Organization of MPG Allegan Property, LLC

Exhibit T3A.11*	Articles of Organization of MPG Holland Property, LLC

Exhibit T3A.12*	Certificate of Incorporation of Stauffer Communications, Inc.

Exhibit T3A.13*	Articles of Incorporation of Florida Publishing Company

Exhibit T3A.14*	Articles of Incorporation of Yankton Printing Company

Exhibit T3A.15*	Certificate of Limited Partnership of Southwestern Newspapers Company, L.P.

Exhibit T3B.1	Amended and Restated Operating Agreement of Morris Publishing (incorporated by reference to Exhibit 3.2 to the Form 8-K of Morris Publishing filed with the SEC on December 14 2009)

Exhibit T3B.2*	Bylaws of Morris Finance, as amended (incorporated by reference to Exhibit 3.3 to the Form 8-K of Morris Publishing filed with the SEC on December 14, 2009)

Exhibit T3B.3*	Amended and Restated Operating Agreement of Athens Newspapers, LLC

Exhibit T3B.4*	By-Laws of Broadcaster Press, Inc., as amended

Exhibit T3B.5*	Amended and Restated Operating Agreement of Homer News, LLC

Exhibit T3B.6*	Amended and Restated Operating Agreement of Log Cabin Democrat, LLC

Exhibit T3B.7*	Amended and Restated Operating Agreement of The Oak Ridger, LLC

Exhibit T3B.8*	Amended and Restated Operating Agreement of Southeastern Newspapers Company, LLC

Exhibit T3B.9*	Amended and Restated Operating Agreement of The Sun Times, LLC

Exhibit
Number	Description
Exhibit T3B.10*	Amended and Restated Operating Agreement of MPG Allegan Property, LLC

Exhibit T3B.11*	Amended and Restated Operating Agreement of MPG Holland Property, LLC

Exhibit T3B.12*	By-Laws of Stauffer Communications, Inc., as amended

Exhibit T3B.13*	Bylaws of Florida Publishing Company

Exhibit T3B.14*	By-Laws of Yankton Printing Company, as amended

Exhibit T3B.15*	Agreement of Limited Partnership of Southwestern Newspapers Company, L.P., as amended

Exhibit T3C*	Form of Indenture relating to the New Notes between the Co-Issuers, Guarantors and Trustee

Exhibit T3D	Not Applicable

Exhibit T3E.1*	Offering Memorandum

Exhibit T3E.2*	Forms of Ballot and Master Ballot

Exhibit T3E.3*	Form of Letter of Transmittal

Exhibit T3E.4*	Form of Letter to Holders of Old Notes

Exhibit T3E.5*	Form of Letter to the Creditors of Morris Publishing Group, LLC and Its Affiliated Debtors

Exhibit T3E.6*	Form of Letter to Brokers, Commercial Banks, Trust Companies or Other Nominees

Exhibit T3E.7*	Form of Letter to Clients for Use by Brokers, Commercial Banks, Trust Companies or Other Nominees

Exhibit T3E.8	Press Release, dated December 14 2009 (incorporated by reference to Exhibit 99.1 to the Form 8-K of Morris Publishing filed with the SEC on December 14 2009)

Exhibit T3F*	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended

Exhibit 25.1*	Statement of eligibility and qualification of the Trustee on Form T-1

*	Filed herewith.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Morris Publishing Group, LLC, a limited liability company organized and existing under the laws of the State of Georgia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Augusta, and State of Georgia, on this 14th day of December, 2009.

MORRIS PUBLISHING GROUP, LLC
By:	/s/ William S. Morris IV
	Name:	William S. Morris IV
	Title:	President

By:	/s/ Steve K. Stone
	Name:	Steve K. Stone
	Title:	Senior Vice President-Chief Financial Officer

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Morris Publishing Finance Co., a corporation organized and existing under the laws of the State of Georgia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Augusta, and State of Georgia, on this 14th day of December, 2009.

MORRIS PUBLISHING FINANCE CO.
By:	/s/ William S. Morris IV
	Name:	William S. Morris IV
	Title:	President

By:	/s/ Steve K. Stone
	Name:	Steve K. Stone
	Title:	Senior Vice President-Chief Financial Officer

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Athens Newspapers, LLC, a limited liability company organized and existing under the laws of the State of Georgia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Augusta, and State of Georgia, on this 14th day of December, 2009.

ATHENS NEWSPAPERS, LLC
By:	/s/ William S. Morris IV
	Name:	William S. Morris IV
	Title:	President

By:	/s/ Steve K. Stone
	Name:	Steve K. Stone
	Title:	Senior Vice President-Chief Financial Officer

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Broadcaster Press, Inc., a corporation organized and existing under the laws of the State of South Dakota, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Augusta, and State of Georgia, on this 14th day of December.

BROADCASTER PRESS, INC.
By:	/s/ William S. Morris IV
	Name:	William S. Morris IV
	Title:	President

By:	/s/ Steve K. Stone
	Name:	Steve K. Stone
	Title:	Senior Vice President-Chief Financial Officer

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Homer News, LLC, a limited liability company organized and existing under the laws of the State of Georgia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Augusta, and State of Georgia, on this 14th day of December.

HOMER NEWS, LLC
By:	/s/ William S. Morris IV
	Name:	William S. Morris IV
	Title:	President

By:	/s/ Steve K. Stone
	Name:	Steve K. Stone
	Title:	Senior Vice President-Chief Financial Officer

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Log Cabin Democrat, LLC, a limited liability company organized and existing under the laws of the State of Georgia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Augusta, and State of Georgia, on this 14th day of December, 2009.

LOG CABIN DEMOCRAT, LLC
By:	/s/ William S. Morris IV
	Name:	William S. Morris IV
	Title:	President

By:	/s/ Steve K. Stone
	Name:	Steve K. Stone
	Title:	Senior Vice President-Chief Financial Officer

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, The Oak Ridger, LLC, a limited liability company organized and existing under the laws of the State of Tennessee, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Augusta, and State of Georgia, on this 14th day of December.

THE OAK RIDGER, LLC
By:	/s/ William S. Morris IV
	Name:	William S. Morris IV
	Title:	President

By:	/s/ Steve K. Stone
	Name:	Steve K. Stone
	Title:	Senior Vice President-Chief Financial Officer

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Southeastern Newspapers Company, LLC, a limited liability company organized and existing under the laws of the State of Georgia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Augusta, and State of Georgia, on this 14th day of December, 2009.

SOUTHEASTERN NEWSPAPERS COMPANY, LLC
By:	/s/ William S. Morris IV
	Name:	William S. Morris IV
	Title:	President

By:	/s/ Steve K. Stone
	Name:	Steve K. Stone
	Title:	Senior Vice President-Chief Financial Officer

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, The Sun Times, LLC, a limited liability company organized and existing under the laws of the State of Georgia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Augusta, and State of Georgia, on this 14th day of December, 2009.

THE SUN TIMES, LLC
By:	/s/ William S. Morris IV
	Name:	William S. Morris IV
	Title:	President

By:	/s/ Steve K. Stone
	Name:	Steve K. Stone
	Title:	Senior Vice President-Chief Financial Officer

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, MPG Allegan Property, LLC, a limited liability company organized and existing under the laws of the State of Georgia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Augusta, and State of Georgia, on this 14th day of December, 2009.

MPG ALLEGAN PROPERTY, LLC
By:	/s/ William S. Morris IV
	Name:	William S. Morris IV
	Title:	President

By:	/s/ Steve K. Stone
	Name:	Steve K. Stone
	Title:	Senior Vice President-Chief Financial Officer

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, MPG Holland Property, LLC, a limited liability company organized and existing under the laws of the State of Georgia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Augusta, and State of Georgia, on this 14th day of December, 2009.

MPG HOLLAND PROPERTY, LLC
By:	/s/ William S. Morris IV
	Name:	William S. Morris IV
	Title:	President

By:	/s/ Steve K. Stone
	Name:	Steve K. Stone
	Title:	Senior Vice President-Chief Financial Officer

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Stauffer Communications, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Augusta, and State of Georgia, on this 14th day of December, 2009.

STAUFFER COMMUNICATIONS, INC.
By:	/s/ William S. Morris IV
	Name:	William S. Morris IV
	Title:	President

By:	/s/ Steve K. Stone
	Name:	Steve K. Stone
	Title:	Senior Vice President-Chief Financial Officer

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Florida Publishing Company, a corporation organized and existing under the laws of the State of Florida, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Augusta, and State of Georgia, on this 14th day of December, 2009.

FLORIDA PUBLISHING COMPANY
By:	/s/ William S. Morris IV
	Name:	William S. Morris IV
	Title:	President

By:	/s/ Steve K. Stone
	Name:	Steve K. Stone
	Title:	Senior Vice President-Chief Financial Officer

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Yankton Publishing Company, a corporation organized and existing under the laws of the State of South Dakota, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Augusta, and State of Georgia, on this 14th day of December, 2009.

YANKTON PUBLISHING COMPANY
By:	/s/ William S. Morris IV
	Name:	William S. Morris IV
	Title:	President

By:	/s/ Steve K. Stone
	Name:	Steve K. Stone
	Title:	Senior Vice President-Chief Financial Officer

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Southwestern Newspapers Company, L.P., a limited partnership organized and existing under the laws of the State of Texas, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Augusta, and State of Georgia, on this 14th day of December, 2009.

SOUTHWESTERN NEWSPAPERS COMPANY, L.P.
By:	/s/ William S. Morris IV
	Name:	William S. Morris IV
	Title:	President

By:	/s/ Steve K. Stone
	Name:	Steve K. Stone
	Title:	Senior Vice President-Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
Exhibit T3A.1	Articles of Organization of Morris Publishing, LLC, as amended (incorporated by reference to Exhibit 3.1 to the Form 8-K of Morris Publishing filed with the SEC on December 14, 2009)

Exhibit T3A.2	Articles of Incorporation of Morris Finance (incorporated by reference to Exhibit 3.3 in the Registration Statement on Form S-4 of Morris Publishing and Morris Finance filed with the SEC on January 26, 2004)

Exhibit T3A.3*	Certificate of Election of Athens Newspapers, Inc. to Become a Limited Liability Company and Articles of Organization of Athens Newspapers, LLC

Exhibit T3A.4*	Certificate of Incorporation of Broadcaster Press, Inc.

Exhibit T3A.5*	Articles of Organization of Homer News, LLC, as amended

Exhibit T3A.6*	Articles of Organization of Log Cabin Democrat, LLC, as amended

Exhibit T3A.7*	Articles of Organization (Limited Liability Company) of The Oak Ridger, LLC

Exhibit T3A.8*	Certificate of Election of Southeastern Newspapers Corporation to Become a Limited Liability Company and Articles of Organization of Southeastern Newspapers Company, LLC

Exhibit T3A.9*	Articles of Organization of The Sun Times, LLC, as amended

Exhibit T3A.10*	Articles of Organization of MPG Allegan Property, LLC

Exhibit T3A.11*	Articles of Organization of MPG Holland Property, LLC

Exhibit T3A.12*	Certificate of Incorporation of Stauffer Communications, Inc.

Exhibit T3A.13*	Articles of Incorporation of Florida Publishing Company

Exhibit T3A.14*	Articles of Incorporation of Yankton Printing Company

Exhibit T3A.15*	Certificate of Limited Partnership of Southwestern Newspapers Company, L.P.

Exhibit T3B.1	Amended and Restated Operating Agreement of Morris Publishing (incorporated by reference to Exhibit 3.2 to the Form 8-K of Morris Publishing filed with the SEC on December 14, 2009)

Exhibit T3B.2*	Bylaws of Morris Finance, as amended (incorporated by reference to Exhibit 3.3 to the Form 8-K of Morris Publishing filed with the SEC on December 14, 2009)

Exhibit T3B.3*	Amended and Restated Operating Agreement of Athens Newspapers, LLC

Exhibit T3B.4*	By-Laws of Broadcaster Press, Inc., as amended

Exhibit T3B.5*	Amended and Restated Operating Agreement of Homer News, LLC

Exhibit T3B.6*	Amended and Restated Operating Agreement of Log Cabin Democrat, LLC

Exhibit T3B.7*	Amended and Restated Operating Agreement of The Oak Ridger, LLC

Exhibit T3B.8*	Amended and Restated Operating Agreement of Southeastern Newspapers Company, LLC

Exhibit
Number	Description
Exhibit T3B.9*	Amended and Restated Operating Agreement of The Sun Times, LLC

Exhibit T3B.10*	Amended and Restated Operating Agreement of MPG Allegan Property, LLC

Exhibit T3B.11*	Amended and Restated Operating Agreement of MPG Holland Property, LLC

Exhibit T3B.12*	By-Laws of Stauffer Communications, Inc., as amended

Exhibit T3B.13*	Bylaws of Florida Publishing Company

Exhibit T3B.14*	By-Laws of Yankton Printing Company, as amended

Exhibit T3B.15*	Agreement of Limited Partnership of Southwestern Newspapers Company, L.P., as amended

Exhibit T3C*	Form of Indenture relating to the New Notes between the Co-Issuers, Guarantors and Trustee

Exhibit T3D	Not Applicable

Exhibit T3E.1*	Offering Memorandum

Exhibit T3E.2*	Forms of Ballot and Master Ballot

Exhibit T3E.3*	Form of Letter of Transmittal

Exhibit T3E.4*	Form of Letter to Holders of Old Notes

Exhibit T3E.5*	Form of Letter to the Creditors of Morris Publishing Group, LLC and Its Affiliated Debtors

Exhibit T3E.6*	Form of Letter to Brokers, Commercial Banks, Trust Companies or Other Nominees

Exhibit T3E.7*	Form of Letter to Clients for Use by Brokers, Commercial Banks, Trust Companies or Other Nominees

Exhibit T3E.8	Press Release, dated December 14, 2009 (incorporated by reference to Exhibit 99.1 to the Form 8-K of Morris Publishing filed with the SEC on December 14, 2009)

Exhibit T3F*	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended

Exhibit 25.1*	Statement of eligibility and qualification of the Trustee on Form T-1

*	Filed herewith.